November 10, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Stephen Kim
Theresa Brillant
Brian Fetterolf
Dietrich King

Re:	InterPrivate II Acquisition Corp.
Amendment No. 4 to Registration Statement on Form S-4
Filed November 8, 2022
File No. 333-266054

Ladies and Gentlemen:

On behalf of our client, InterPrivate II Acquisition Corp., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated to the Company in the Staff’s letter, dated November 9, 2022. In connection with such responses, we will be submitting, electronically via EDGAR, Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-4 of the Company (File No. 333-266054) (the “Registration Statement”) filed on July 8, 2022, as amended by Amendment No. 1 to the Registration Statement filed on August 12, 2022 (“Amendment No. 1”), Amendment No. 2 to the Registration Statement filed on September 26, 2022 (“Amendment No. 2”), Amendment No. 3 to the Registration Statement filed on October 25, 2022 (“Amendment No. 3”) and Amendment No. 4 to the Registration Statement filed on November 8, 2022 (“Amendment No. 4”). The Registration Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, is referred to as the “Amended Registration Statement”.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Amendment No. 4 to Registration Statement on Form S-4 filed November 8, 2022

Cover Page

1.

We note your disclosure on page 183 that “the Sponsor agreed to transfer 200,000 shares of Class A Stock to Braemar promptly following the Closing” and that this is conditioned on “Braemar making a new equity investment in Getaround of at least $2.0 million.” Where you discuss that the sponsor will have 1,820,779 bonus shares promptly following closing, please revise to also indicate that the sponsor would actually have 1,620,779 of such shares assuming that 200,000 are promptly transferred to Braemar following the re-allocation, to provide shareholders with a complete picture of the ownership of the combined company post-closing. Please revise the post-closing ownership charts as applicable (e.g., page 16) to also disclose Braemar’s ownership in the combined company post-closing. Last, please summarize the stock transfer agreement in the prospectus summary and file the executed stock transfer agreement as an exhibit to the registration statement.

InterPrivate II Acquisition Corp.

November 10, 2022

Response: In response to the Staff’s comment, the cover page and pages 17, 24, 29, 46, 47, 104, 156 and 204 of the Amended Registration Statement have been revised. In addition, the Company has filed as Exhibit 10.22 to the Amended Registration Statement a copy of the Stock Transfer Agreement pursuant to which the Sponsor agreed to transfer the shares to Braemar as described in further detail on the pages of the Amended Registration Statement referenced above.

The Background of the Business Combination, page 164

2.

We note your response to comment 5 that “the Company believes the differences in the trading multiples of the comparable companies disclosed on page 192 of the Amended Registration Statement and the trading multiples of the comparable companies included in the Preliminary Comp Set were primarily as a result of the challenging nature of the then market conditions and the negative impact on market valuation, as discussed on page 171 of the Amended Registration Statement, and that the differences in the composition of the companies included in the set of comparable companies disclosed on page 192 of the Amended Registration Statement and those included in the Preliminary Comp Set did not materially contribute to the decline in trading multiples.” Your response and disclosure continue to indicate that the revenue, gross profit multiples and growth-adjusted revenue multiple data used in the December 14, 2021 analysis were materially different from the data disclosed in the analysis on page 192. Please disclose the data underlying the December 14, 2021 analysis to provide shareholders with an analysis comparable to the analysis disclosed on page 192, as your disclosure indicates that the December analysis and related multiples was the data set utilized when agreeing to the deal valuation.

Response: In response to the Staff’s comment, pages 171-172 of the Amended Registration Statement have been revised.

Getaround Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations Comparison of the Years Ended December 31, 2021 and 2020

Operations and Support, page 323

3.

We note your response to comment 13. Please expand your results of operations discussion on changes in insurance and claims expense to explain “improving unit economics” and “optimization of supply structure” in plain English.

Response: In response to the Staff’s comment, page 325 of the Amended Registration Statement has been revised.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact Grant J. Levine, Esq. at (954) 768-8209 or the undersigned at (954) 768-8232.

Very truly yours,

GREENBERG TRAURIG, P.A.

By: /s/ Laurie L. Green, Esq.

            Laurie L. Green, Esq.

cc: Ahmed Fattouh, Chairman and Chief Executive Officer